Filed by Kite Realty Group Trust
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Inland Diversified Real Estate Trust, Inc.
Commission File No. 000-53945

Forward-Looking Statements

Certain statements in this presentation that are not in the present or past tense or that discuss the expectations of Kite Realty Group Trust (“Kite”) and/or Inland Diversified Real Estate Trust, Inc. (“Inland Diversified”) (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project”, “should” or similar expressions) are forward-looking statements within the meaning of the federal securities laws and as such are based upon current beliefs as to the outcome and timing of future events. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Kite and Inland Diversified operate and beliefs of and assumptions made by their respective management, involve uncertainties that could significantly affect the financial results of Kite, Inland Diversified or the combined company. There can be no assurance that actual future developments affecting Kite, Inland Diversified or the combined company will be those anticipated by Kite or Inland Diversified. Examples of forward-looking statements include expectations as to the timing of the closing of this transaction and the anticipated property and security dispositions intended to be made by Kite and Inland Diversified, estimated cash capitalization rates, anticipated G&A and operating synergies, the anticipated impact of the merger on net debt ratios, credit ratings, cost of capital, projected 2014 fully diluted FFO, share of depreciation and amortization, reported FFO per share, projected net operating income, internal rates of return, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of Kite or Inland Diversified) and are subject to change based upon various factors including, but not limited to, the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets and interest rates; the demand for and market acceptance of either company’s properties for rental purposes; the ability of either company to enter into new leases or renewal leases on favorable terms; the amount and growth of either company’s expenses; tenant financial difficulties and general economic conditions, including interest rates, as well as economic conditions and competition in those areas where either company owns properties; risks associated with joint venture partners; risks associated with the ownership and development of real property; the outcome of claims and litigation involving or affecting either company; the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions; applicable regulatory changes; risks associated with acquisitions, including the integration of the combined companies’ businesses; risks associated with achieving expected revenue synergies or cost savings; risks associated with the companies’ ability to consummate Kite’s proposed acquisition of Inland Diversified and the timing of the closing of the propose other risks and uncertainties detailed from time to time in Kite’s or Inland Diversified’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the business, financial condition, liquidity, cash flows and financial results of either company could differ materially from those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Kite does not undertake to update forward-looking statements except as may be required by law.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Kite has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Kite and Inland Diversified that also constitutes a prospectus of Kite, which joint proxy statement will be mailed or otherwise disseminated to Kite and Inland Diversified shareholders. Kite and Inland Diversified also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Kite and Inland Diversified with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Kite with the SEC will be available free of charge on Kite’s website at www.kiterealty.com or by contacting Kite Investor Relations at 317-577-5600 or by sending a written request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204. Copies of the documents filed by Inland Diversified with the SEC will be available free of charge on Inland Diversified’s website at www.inlanddiversified.com.

Kite and Inland Diversified and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Kite’s executive officers and directors in Kite’s definitive proxy statement filed with the SEC on April 8, 2014. You can find information about Inland Diversified’s executive officers and directors in Inland Diversified’s definitive proxy statement filed with the SEC on April 16, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Kite or Inland Diversified using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Inland Diversified / Kite Realty Webcast Transcript

May 13, 2014
2:00 PM CT

Barry:

Good afternoon. I would like to welcome our stockholders and their advisors to this Webcast. We appreciate you being with us today. I’m Barry Lazarus, President and Chief Operating Officer of Inland Diversified Real Estate Trust and with me today is John Kite, Chairman and Chief Executive Officer of Kite Realty Group.” John and I would like to provide you today with some important information about the upcoming merger of our two companies and how it will relate to our stockholders.

John:

Thanks Barry. It’s a pleasure to be here today and I really appreciate the opportunity to provide an overview of Kite Realty Group and to discuss the transaction with the Inland Diversified stockholders.

Barry:

Now before we begin, I would like to address some regulatory requirements as they relate to our presentation today. As detailed on the cautionary statement on pages 9 and 10 of the materials that we prepared for this Webcast, and which have been filed with the SEC, today’s presentation is not an offering of securities. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement of Inland Diversified and Kite which was filed with the Securities and Exchange Commission on April 29, 2014. We encourage Inland’s and Kite’s shareholders to read those filings carefully prior to casting their vote on the merger. In addition, our remarks today will include certain forward-looking statements that are not historical facts and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainty and other factors, which may cause the actual results of the company to differ materially from historical results or from any results expressed or implied by such forward-looking statements. We refer you to the documents filed from time to time with the SEC by Inland Diversified and Kite, which discuss these and other factors that could adversely affect either company’s results.

Barry:

Now, today, John and I will lay out for you the strategic and financial rationale for the merger of our two companies. Many of the matters we will discuss are also disclosed in the joint proxy statement and prospectus that Kite recently filed with the SEC. If you haven’t already received your proxy statement, it should arrive very soon. We believe this transaction is in the best interests of both the Inland Diversified and Kite stockholders. As you know, both boards have recommended that its stockholders vote in favor of the transaction. In the time we have today, we will discuss several of the strategic and financial benefits of the merger.

Among those benefits are opportunities for future earnings and cash flow growth and the synergies and expense savings we believe will be achieved. Our presentation is specifically tailored toward addressing questions posed by some of you over the past few weeks and will last approximately 15 minutes, at the end of which we will have a brief question and answer period. Now, I’d like to ask John to present an overview of his company, discuss the strategic and financial rationale for the transaction and provide some additional thoughts on the future plans of the combined company.”

John:

Thanks very much Barry. Throughout my remarks today, I’ll be referring to the materials that we prepared for this Webcast which you can find on the Investor Relations page of our Website. As shown on Page 1 of the materials, Kite was founded by my Father, Al, in the early 1970’s with a construction and real estate focus. We completed our Initial Public Offering about 10 years ago and have grown steadily since to where we currently own 70 properties with approximately 12.5 million square feet of total gross leasable area. Kite operates in three primary areas of the country which include the Mid-West, Texas, and the Southeastern part of the United States. We currently pay an annual dividend of $.26 per share which represents a 4.2 % yield. In a few minutes, I’ll explain some important features of our dividend yield that you should consider, including how the tax equivalent yield of the Kite and the Inland Diversified dividend are in very close range of each other.

On page 2, you can see we have a proven management team that’s worked together for over 15 years. Our history has been focused on growing the earnings and net asset value of the Company through value-add redevelopment, development, and tenant repositioning. We currently have 5 high-quality projects in various stages of construction which total approximately 1.1 million square feet and they are on average approximately 80 percent pre-leased. We’ve highlighted four of these projects on this slide to demonstrate our expertise in these areas. We have included recent developments at Rivers Edge in Indianapolis and Kings Lake Square in Naples, Florida as well as two ground up developments — one completed in DelRay Beach, Florida and one well underway in Raleigh, North Carolina.

John:

On page 3, we’ve summarized our solid first quarter results as we continue to execute on delivering best-in-class operating performance. In the public REIT space, earnings are expressed as Funds from Operations or “FFO”, which is basically net income with depreciation added back. For the quarter, our FFO, as adjusted for costs related to the merger, was a penny per share ahead of the analysts’ consensus estimate. We were able to grow revenue from reoccurring rental operations by 55% which included the seamless integration of the $300 million nine- property portfolio that we acquired in late November of last year. Our same property cash net operating income has grown almost 5% over the last three quarters which is a testament to our high quality portfolio and our continued focus on maximizing income producing opportunities from our properties. Also during the quarter, our Board approved an 8.3% increase to our quarterly common dividend reflecting increased cash flow from recent acquisitions and development and redevelopment deliveries.

John:

On pages 4 and 5, I’ll discuss the strategic and financial rationale for the merger. Barry and I, as well as all of our teams, have spent a substantial amount of time working on this transaction. We believe this merger is a unique opportunity and has the potential to create significant value for you and our shareholders. Let me point out some of the main benefits we expect to see from the transaction.

First, the most important aspect of the merger is the real estate. The combined company will have a first-class portfolio based on its asset quality, tenant base and geography. The combined portfolio is currently over 95% leased and has strong operating fundamentals and demographics.

Second, the transaction will increase the size, scale and diversity of our existing portfolio. The combined company will own 130 properties totaling over 20 million square feet. We expect the increased size and scale to allow us to leverage our relationships with national tenants and provide an enhanced competitive advantage in our markets.  Over 40% of Inland’s assets are in markets that overlap with ours and a large percentage of the other properties are in new, attractive markets, such as Westchester, NY, Bayonne, NJ, Las Vegas, Nevada, Virginia Beach, Virginia, and Salt Lake City, Utah, to name a few.

Third, upon closing of the merger, our balance sheet will reflect lower leverage with substantial liquidity to position us for future asset and earnings growth. The merger is expected to increase our cash flow as well, which I believe also positions us for possible future dividend growth.

Lastly, Kite’s scalable platform and infrastructure, the geographic overlap in key markets, and the elimination of Inland’s third party management fees and other costs, will create substantial cost savings and synergies after the merger. We believe that going-forward, we can achieve annual cost savings of approximately $17 to $19 million and these reduced costs should accelerate growth and result in a more efficient company.

Barry:

Thanks John. Let me point out that Kite’s substantial development focus over the years has created significant value to its stockholders by delivering properties to the portfolio utilizing its integrated development platform while not having to pay third party development fees or profits.

John:

Yeah, Barry, that’s an important point. Using our development and redevelopment capability is one way we’ve tried over the past several years to responsibly grow our enterprise, also strengthening our balance sheet and continuing to create value for our shareholders. Another way we’ve tried to do this is by pursuing acquisitions. In the last few years we’ve analyzed several M & A opportunities but we’ve been very selective as we wanted to identify a complementary portfolio with the right strategic fit. We believe we’ve found just what we were looking for in the Kite and Inland Diversified combination. We’re confident we can drive earnings growth from increases in our small shop occupancy which, on a combined portfolio basis, is currently approximately 86%. Additionally, the combined portfolio is located in strong markets with a 3-mile average household income of $73 thousand and a 3-mile population density of nearly 59 thousand. We expect that these strong demographics will continue to enhance our tenants’ sales and our own internal growth.

John:

Turning to page 6, I’ll speak to the geographic diversification we’ll achieve through the merger. This transaction allows us to double the size of our portfolio, enter new markets and diversify our geographic exposure. At the same time, we’ll be able to continue to take advantage of our real estate experience and our operating expertise in the new markets. We’re already evaluating the combined portfolio and markets with an eye on redevelopment opportunities and a potential for recycling capital into higher growth assets. This will allow us to continue to generate attractive risk-adjusted returns for our shareholders.”

John:

The combined company will have a strong and diverse tenant base. As you can see on the chart on page 7, the top 10 tenants in the combined company are large national retailers with strong credit profiles with no one tenant representing more than 4% of combined annualized base rent. This transaction allows us to build upon our existing tenant relationships, continue to develop new ones, and leverage our leasing capabilities to drive operating performance.”

John:

Now if you’ll turn to page 8, I’d like to discuss how this transaction accomplishes our goal of becoming a prominent, best-in-class retail-focused real estate company. Kite will continue to strive to generate strong operating performance while maintaining a solid, conservative capital structure which will combine to drive total shareholder return. Our company objectives are to establish our position as a leading company in our target markets and to become a “must own” company for our investors. Our operational strategy is to expand in our targeted markets, enhance asset quality to improve its performance, and generate efficiencies through integration of operating procedures and systems. Our development and redevelopment expertise also provides us with unique opportunities for significant growth and increased returns. Our financial strategy is to continue to deleverage our balance sheet and reduce our overall cost of capital, thus establishing our path to an investment grade rating.

Barry:

Now John, what I’d like to now is turn our attention to the effect these items are anticipated to have on our stockholders. Clearly, we believe earnings and cash flow are poised for future growth. This should position the company well to potentially increase cash dividends in the future and for an attractive total return for our stockholders. Can you please provide some additional thoughts on the dividend?

John:

Sure Barry. First, let me acknowledge that we realize the Inland Diversified stockholders have understandably placed a high degree of importance on the regular monthly dividends that you’ve received. As most of you know, Kite pays dividends on a quarterly basis which currently reflect the yield of approximately 4.2%, while Inland Diversified pays a 6% annual dividend rate. I’d like to point out some important factors to consider when comparing the dividends of the two companies. Over the last 5 years, as we’ve publicly disclosed, approximately 86% of Kite’s dividends to stockholders have been treated as nontaxable distribution for tax purposes. What this means for our stockholders is that when our dividend yield is expressed on a “taxable equivalent” basis, it is significantly higher than the 4.2%. For example, assuming this 4.2% yield, a 40% tax rate and 86% nontaxable distribution treatment, the KRG dividend is the same as if we paid a 6.6% dividend rate that was fully taxable. If you perform the same analysis on the Inland Diversified dividend using its non-taxable distribution percentage over its primary operating years of 2010 through 2013, its taxable equivalent was 7.2%. So you can see the difference between the two dividends on a tax equivalent basis is not very significant.

Additionally, Kite’s Board has historically chosen to pay a relatively conservative percentage of its earnings to its shareholders in the form of dividends. Instead we’ve used much of our cash flow to fund additional growth initiatives. For example, for the year ended December 31, 2013, Kite paid 46% of its funds from operations in dividends and retained the rest to fund future growth while Inland Diversified paid 79% of its funds from operations. Now decisions on whether and in what amounts future dividends will be paid remain at the discretion of the Kite Board, the expected increase in cash flow following the merger should provide us with the opportunity to potentially increase our cash dividend over time, as well as to expand our acquisition and development and redevelopment activities and repay some of our indebtedness.”

So, in conclusion, we are extremely excited about the opportunities ahead for the combined company. The potential future prospects of the combined company for value creation through dividends and stock appreciation is significant. I’m confident that our team will work relentlessly to deliver for our stockholders. Thanks very much for taking the time to be with us today, we really appreciate it and we very much look forward to working in the combined Company.

Barry:

Alright, thanks John and we’re going to go to questions in a minute. I want to do a very quick one- sentence summary here of what I just heard. The combined company will provide stockholders with a strong portfolio, attractive demographics, a value-add approach to managing the real estate, a strong balance sheet, a historically tax efficient dividend, and liquidity for our stockholders post-merger.

That concludes our prepared remarks. At this time, John and I are going to invite you to ask questions, we already have quite a number of them, and I’m going to remind everyone that we are somewhat limited, or maybe somewhat limited, in our responses due to applicable securities laws. So the first question is, “Do you expect any problems with the current KRG shareholders in regard to approving the merger?”

John:

Well thanks Barry for the question. You know we’ve spent a great deal of time since the merger was announced on February 10th, meeting with many of our top shareholders and many of our analysts who cover the company. And we’ve had very strong positive feedback as it relates to the merger. The opportunities that we believe lie ahead with the merger, you know, we talked about a lot of them you know, briefly in the remarks but you know clearly to be able to have this transaction happen, and significantly strengthen the balance sheet of the company, the liquidity of the company and the size and power of the company has been received well. So obviously we don’t know exactly what will happen with the vote, but we feel very confident that the deal has been received very, very well and I think people look forward to putting these two great portfolios together.

Barry:	Next question. “It looks like the dividend decreases — can you explain again how these dividends are not much different?”

John:

Sure, and we actually have with us today, also with us, Dan Sink, our chief financial officer, I’ll start briefly just by saying you know, on the face, the dividend yield that was quoted for KRG is approximately 4.2%, and the dividend yield that is quoted for Inland is approximately 6%. What we were pointing out was that Kite’s dividend has been very tax-efficient over the past five years due to a number of factors, depreciation, the fact that we have a preferred stock that is paid a dividend that a lot of that flows through, so bottom line, you know, what we were trying to show is that the tax equivalent dividend yields of both companies are very close together. Dan, would you like to add to that?

Dan:

I think the key point is as you walk through what are the tax effective yield is for Kite, you know assuming the 86% non-taxable distribution at a 40% tax rate, when you walk through that scenario and you end up getting to the 3.96% tax effective yield and you use a 40% tax rate and gross that up, the equivalent dividend would be a 6.6% yield. And I think if you go through that same scenario with Inland Diversified’s calculation, their historical non-taxable distribution portion you get to about a 7.2% yield, and I think as John mentioned the key thing there is you have a perpetual preferred stock the taxable income is first allocated to that perpetual preferred, which is being ordinary income. And then it leads to a larger, non-taxable distribution. So I think, you know going through that, the dividends on a tax-equivalent basis are very, very close together.

John:

And this is John again — I mean it sounds complicated but we’re just simply saying if someone is looking at what they’re receiving in dividends, and take into account their own tax situation, and we assume they’re at a 40% tax rate, the efficiency of our dividend, based on this tax distribution is very strong, and so historically you know we were merely pointing to the fact that someone was receiving this cash flow, and then they looked at it on an after tax basis — the tax equivalent, it was higher than what it looks like on the surface.

Barry:

I’ll mention here our, historically our tax-deferred portion of our distribution has been about 31%, so you understand that so much more of the Kite distribution is tax-deferred at this point that factors into what we are calling the equivalent yield. And we’ll be able to discuss if anybody wants to go into a little more detail, we can do this on more of an individual basis.

Next question: “What are the concerns about the post-merger stock price being forced down due to expected liquidations from former Inland shareholders?”

John:

That’s a great question. You know our belief is that, first of all one of the key components of the deal for the Inland shareholders and hopefully the future stockholders of the combined company, is that they do indeed have full liquidity. So we aren’t concerned about the stockholders having that ability to have liquidity, we encourage that because we believe that’s a big part of the benefit of the combination, is that the Inland stockholders will now have options available to them to either hold the stock, or to sell the stock. Our view is that, there’s, as we’ve pointed out in the presentation, that we believe there’s significant upside so you know, again, assuming that an investor is interested in that upside, we believe many of the Inland shareholders will stay in and participate in that upside and also participate in the potential dividend growth and potential earnings growth. So we’re not particularly concerned but, of course when there’s a transaction like this, sometimes people are going to want to take advantage of the liquidity and would like to sell their stock, so that’s just part of being a publicly-traded stock and we believe that we have a strong institutional demand for the shares if that would be the case there will be definitely be people interested in buying for those that are interested in selling.

Barry:	Thanks John.

John:	Sure.

Barry:	Our next question: “What is the expected timeline provided by both sides voting for the merger?”

John:

The expected timeline is both companies are holding their shareholder vote on June 24th, so obviously we believe that both companies’ shareholders are now beginning to receive the proxy so the voting process you know, will begin because many people can vote by proxy, of course, and hopefully the proxy is very clear on the various ways to vote shares. So the process has begun and the actual official meeting is on June 24th.

Barry:

OK, moving on to the next question. This question is, “it doesn’t seem like investors are getting much of an appreciation from the portfolio which was supposedly bought largely at market lows. Can you comment?”

John:

Well, you know, from my perspective, I can only comment that the way we structured the deal enabled the Inland Diversified shareholders to benefit from our stock price moving up during the time between the announcement and the actual closing of the shareholder vote on June 24th. So we believe as an example, I don’t have it in front of me right now, but our stock’s trading at approximately $6.35. So, you know I think that equates to around $10.85 or somewhere in that range, versus what I believe was an initial stock price of $10.00. So I think that the total shareholder return, on behalf of the Inland shareholders, is fairly significant depending on whether you bought stock in 2009 or 2012, in both cases you’re talking about significant double- digit returns, so I think it’s a pretty attractive return.

Barry:

And I’ll comment on that too. You know I agree — we really don’t know exactly what the price is going to be. And in a stock for stock merger, you know, it’s a little different than cash because the currency here is stock and in a transaction like this is subject to market conditions, but I think that when you get all done and you look at the dividend and you look at appreciation, I would say, I would invite people to compare us to some of the competitors out there. I think we’ve done pretty well here. Go ahead John.

John:

Barry, I’ll just briefly add to that, it’s a good point, that you know, I’m merely talking about a total return at a point that the stock would be transferred to the Inland shareholders. Obviously we’ve laid out a case where we believe there’s a significant future or upside, you know, much stronger combined company with a stronger balance sheet and we believe currently that Kite is trading at a discount to its peer group, so we think that after the merger happens, you’re going to have a lot of demand to be in this strong combined company so that return can go even higher. I think it’s a great option for the Inland shareholders to have an option of making money at the transaction, or making even more money by staying in.

Barry:	Great point, great point. This question I think is more for me. “Did you shop the portfolio to other buyers?”

And I would direct you to the proxy which is very detailed and there’d be very little more I could add to that, because pages and pages are devoted to that, but I can tell you, yes we did, it was a very, very intense process and I think after you read the proxy, if you have more questions, obviously get them to us and we’ll answer them. And here’s another one I think I’ll probably — yes, let me take this one too. As an Inland shareholder you’re rather large, special distribution diluted the final value that we’re receiving in the merger. Please comment on the decision and timing of this distribution. Well, we did not make a special distribution, and I’ll say briefly, we sold our single-tenant assets because they were not really a fit with any of the peer group companies, including Kite, that we were engaged in merger talks with. So we decided it made sense to sell the single-tenant assets which we were able to do at a very nice profit for our stockholders. We were going to make a special distribution, but once we signed the merger agreement with Kite, we all determined it was better to use the money to pay down debt which is exactly what we have done and we’re going to continue to do. So, maybe we confused people, but please understand we did not make that and we used all those funds to de-leverage the balance sheet and create a stronger company, a combined company after the merger.

Barry:	OK, next question. “Will there be any updates on how the proxy vote is progressing?”

John:

Barry that’s a great question. I think both companies are using a proxy solicitation service that will keep the companies informed of the progress. So in terms of that actually being something that is required to be disclosed, I can’t comment on that one way or another. I think that it’s more of a legal process. I think we will be, the companies will be aware of how the progress is going so we can make sure that we are out there getting people to vote their shares.

Barry:	OK, then we’ll move on to the next question. “What are the core asset types for the merged company and how much leverage do you expect?”

John:

The core asset type for the combined company, one of the great attributes of the deal, that we mentioned earlier, is that both companies own, very, very high quality, class A real estate, and it’s predominantly large, what we call power centers or community shopping centers who are anchored by national tenants and also shadow-anchored by national tenants, so our tenancy you know, includes the top-of-the-line retail — Target, Wal-Mart, Bed, Bath & Beyond, to name a few, PetSmart, which we did point out in the presentation, so I would say that the majority of the assets owned by the combined company are those type of very powerful, regional shopping centers that are close to 200,000 square feet on average, made up of absolutely the most outstanding national tenants, complimented by smaller national, regional and local tenants. So in addition to that, the combined company will own a significant amount of grocery anchored shopping centers that are smaller format centers, but are outstanding shopping centers and strong real estate. So that’s definitely one of the biggest attributes of this transaction is that both companies own very good portfolios, which we now have an even better portfolio in the combination. And in terms of, what was the second part of the question?

Barry:	“How much leverage do we expect?”

John:

In terms of the leverage, as Barry just mentioned, one of the other great attributes of the deal was the ability of the combined company to utilize the net lease proceeds as well as the future proceeds that we plan on getting from the sale of a few apartment complexes and a small securities portfolio. That combined cash will enable us to de-leverage the balance sheet significantly to what we are projecting to be approximately 6.5 times which is one of the main metrics which is looked at in the publicly-traded universe. So we think that we’re going to have a very strong balance sheet with significant cash and available liquidity.

Barry:	OK, now here’s a question that I love and whoever asked this, thank you. I’ll answer this John, if you want to jump in after I do.

“Who will read a 541-page proxy? How about telling us which pages are relevant?”

Well, let me say this: I really empathize with people out there. What we did is, we put together a 2-page fact sheet which we are mailing separately and will go out in the next day or so, if it hasn’t already. Within 2 or 3 days after you get the proxy, you can look at the fact sheet which covers facts which we believe are most relevant and we think our stockholders should focus on. I can’t tell you that you shouldn’t read the proxy, I would say read as much of it as you can and make your own individual judgment on that. But please know that there is a summary coming which we think will be very user-friendly.

John:

Barry, all I can add to that is I’ve read the 500-page and it’s been enjoyable, but I mean I thinks it’s important that you know, although the document looks large and cumbersome, it is easy to read the sections that you deem most important but it’s obviously important that we have all the information out available to the shareholders. And I think we’ve done a great job in this proxy. I mean this is a large transaction, it’s an important transaction, and we want to make sure that everyone has every piece of possible information to help them make good decisions.

Barry:	OK, next question. Can you give us examples of how a retained FFO, in other words, not paid out in dividends, have been used to benefit KRG shareholders?

John:

Sure. you know, one of the things that we try to mention is that, you know, retained FFO which ultimately leads to retained cash flow. We have been very focused on reinvesting back into value- creating opportunities. And one of the things that we do in running the business is we view ourselves as capital allocators. So we have to make good decisions relative to allocating free cash flow and free capital. That includes paying out a dividend that we believe is a strong dividend and we believe have the opportunity to grow with the significant increased cash flow. But it also allows us to invest in high return transactions such as redevelopments that is our current, in our view, one of the current best places to reinvest that capital and we can get, we believe we get double-digit returns on cost in those redevelopment opportunities. We also have invested that money in new development opportunities, ground-up developments with also good significant double-digit returns historically. And we have invested in our own operating platform in terms of cap X back into maintaining class A shopping centers so that we don’t lose tenants. So I think it’s been, you know, an important part of our business, and it’s in fact, just recently, you look at our last quarterly report. We pointed out many of the anchor tenants that had opened in our portfolio such as Sprouts, Walgreens, LA Fitness, Fresh Market, Target, to name a few. All of those tenants we have generally invested capital in them, which we find if we do that from free cash flow, throws off even higher yields than if we were to borrow the money. But let me say this, we understand the importance of total shareholder return. And if you look at historically, if you look at publicly-traded REITs historically, a very large component of the shareholder return has been the dividend, the current dividend. That is not lost on us, that is important to us. We are a believer in that total shareholder return and I think it’s even more important in today’s environment of low interest rates that our investors have the ability to get yield. So I think, you know, right now is a great time to be invested in publicly-traded REITs with management teams that understand that investors need to get a return, so we’re in favor of that.

Barry:	Thanks John. “Now for investors participating in the DRP, will that be available after the merger?”

John:	Yeah, I believe Barry that our DRP has just been re-, what’s the proper word, re-filed and you know, after the merger our DRP will be, should be in place and should be available.

Barry:	Great. “Is there a set merger date?”

John:	I’m sorry?

Barry:	Is there a set merger date?

John:

Yes, as we mention, the shareholder vote is on the June 24th. Assuming that both companies shareholders and stockholders approve the merger, then we will work diligently to close as soon as possible thereafter. There are a few, you know, further things that we’ll have to do to get to closing obviously a deal of this size, but there is not a specific set date other than to say, you know, we’re going to work very hard to close as soon as possible after the deal would be fully approved by both companies’ shareholders.

Barry:	Thanks on that John. Now next question: “please address how Kite is prepared to manage a larger number of assets in more locations?”

John:

That’s a great question and one of the things that we pointed out in the prepared presentation was the fact that in November of late last year we closed on a $300M transaction, and in that transaction, we were extremely efficient and effective in seamlessly merging that into our company. Obviously this is a significantly larger transaction, and introduces new markets to Kite. So we have been spending a great deal of time, Barry, as you know, since the announcement of the merger, literally, since the day after the announcement, we have been working on integrating the portfolios and we have been working on actually both companies together working hand-in- hand, to make sure that at the time the closing would occur, it would be very seamless. We’ve already set up our operating regions throughout the country, we know exactly what our staffing will be, we know exactly what our locations are going to be with our customers, our tenants, and we are very, very focused on making sure that absolutely nothing is dropped in that process and I’ll say that the Inland Diversified team has been outstanding in helping us with that process, so I think that this is truly one of those scenarios where both companies want what’s best for our shareholders and stockholders so I feel very comfortable that we are capable of doing that and another great thing about the retail business is in the end of the day what is most important to all companies — what’s most important to all companies, or should be, is their customers. So in this situation, the customer base is identical. We have excellent cross-over in our customer base. And, in fact, this week, we’ll be heading out to Las Vegas for the ICSC, the large shopping center convention, meeting with those customers, and in fact, you know, both companies will be meeting with a lot of them together to make sure this is very, very clean and efficient. So, it’s a great question and we feel absolutely ready and excited for that to happen.

Barry:

OK, this next question let me take the first crack at this after I read it and then John if you want to add anything, please do so. The question is: no double-digit returns for Inland Diversified. At $10.85 it’s only about a 9% average annual return.

Barry:

Well that would be true if you didn’t factor in the distributions, which have been 6%. So for example, if you looked at it on a one-year basis and the $10.85 is rounded up to 9%, that’s essentially a 15% return. The longer you’ve been in, it goes down a little because you basically got 6% a year for the first few years you were in. But overall, I think we figured out that the average return, even for people who got in 4 or 5 years ago was about 10%. In fact I think it’s closer to about 12%. If you can invest money I understand some people can invest money and get a high return, but I really think the goal for our program is always to produce about a, you know, anywhere from a 12-15% return. This program is right on target, and I will also say, and John said this before, but I want to emphasize this again — this is a program, when the merger closes, we’ll have produced the returns I’ve just mentioned if you decide to liquidate your stock right at that time. If you decide to stay in, we think you’ll be riding with a company that has some great upside in potential, so your return may not be limited to the numbers we talked about today we think. We’re very excited about the future prospects for the company. So that’s — John, anything to add to that?

John:

I think it’s a great point Barry, and I think you got, actually to my understanding sent a letter in one of your announcements to the shareholders kind of outlining various returns based on that price. And I think, you know, it’s a great point that you know, right now one of the best parts, I think, of this for the Inland stockholders is they actually have that option available to them to redeem that return, to redeem a portion of that return, or to completely stay in or proportionately stay in. So, in 2013, I think KRG stand-alone total shareholder return was approximately 22%. And I think that we have great, great things in front of us in the combined company. So everybody has different expectations with returns, but we are in a very, very low interest rate environment, low inflation environment, and I think this is a great place to be going forward in this type of vehicle.

Barry:

OK — then moving on to the next question. “Given no reduction in earnings from the merger, and significant reduction in KRG debt, what kind of price multiple do you think the combined company should be able to command?”

John:

Well, that’s a great question, I wish I could specifically answer it, but as we pointed out, we obviously have to stay within the confines of the regulations, so I can’t specifically what I think it should be but I can merely, I can point out, that when you look at multiples in our peer group, we have, we are currently trading at a multiple that is below the median multiple of the peer group based on 2014 FFO. So, you know, that is an encouraging sign as it relates to the potential because obviously we believe that the combined company with the stronger balance sheet and its growth profile, you know, would be received, should hopefully be received well by all investors and you know, we can hopefully take advantage of not only that strength, but when you have that strength, you have a lower cost of capital and that will also, you know, should be able to flow through earnings and flow through future opportunities. So, can’t give that specific answer, only to say we believe there’s upside opportunity.

Barry:	OK, then our next question is: “Can you comment on the effect that the Office Depot closings will have on the combined portfolio?”

John:

I think we can comment and we have commented publicly in our earnings calls which is that historically, over the last couple of years, when we have had boxes, these big box closures, we have had great demand for that space because we’re an extremely low supply environment. What I mean by that is that over the past five years there have been very little in the way of new class A shopping center development, so what happened over the past 5 years is there’s been real compression in spaces available. So we have actually view it as an opportunity that the Office Depot, Office Max will likely result in boxes being available, not only in our portfolio, but in others. We would say only that we’re looking forward to it, because generally the rents are such that we believe we could place them equal to or higher than their existing rents and that’s been the case in almost all of our box closure experiences over the last couple years. The only other thing I’d add to that is the size of these boxes is a great square-footage size, they are generally around 20- to 22,000 square-feet in size when they’re closed. That’s a real, real good place to be relative to other tenants that are in that same size category, you know, as an example, the specialty grocery market is very good right now and growing rapidly and that would be something that we would immediately look to try to do, because we love to bring in specialty grocers into larger power centers in terms of the tenant merchandising mix. So obviously we’re aware and we’re very focused on that, we’re meeting with the representatives of Office Depot, Office Max in Las Vegas and we look forward to the opportunities.

Barry:

OK, we’re down to our last 2 questions, and we’ll answer these, it’s getting to be about the top of the hour so this worked out well from a timing standpoint. Then the next question is, this is from someone who had asked a previous question about the special distribution, and he says “what he was referring to is the KRG preferred cash distribution of .51625 announced last week. Please comment on the impact to the Inland shareholders”.

John:	Dan, you want to comment on that?

Dan:

That’s the perpetual preferred piece of capital that we have out and how that impacts the, that’s kind of what we discussed from a non-taxable distribution, that those perpetual preferred shareholders get the first allocated taxable income. How that impacts the Inland Diversified shareholders, I mean that’s part of our capital stack, I think if you look out that it is able to be called in December of 2015 right now it’s an 8-and-a-quarter percent piece of paper. I think when you look at the strength of our balance sheet, and you look at the opportunities that we have to do with the other company, we’re going to have opportunity as well, with that preferred piece of stock to potentially lower the yield on that which will again, benefit the shareholders of both companies.

John:	Just to be very clear, that dividend has no impact on our common dividend in terms of the dividend itself, so it might be confused with our common dividend, and that is our preferred dividend.

Barry:

And let me add this, John and Dan and correct me if on this if this is not right, but this is a fixed number and you guys took this into account in all the projections that were done, so when we talk about any number — cash flow, you know, FFO, we’re talking about per common share, so this preferred dividend already has been factored into those numbers.

John:	That is correct, Barry.

Barry:	OK, I think this one is for me to answer. The question is, will we receive info on how to move shares into a brokerage account?

Barry:

The answer is yes, we’ve talked about this internally and we know this is important to each of our stockholders. Anyone is always invited to call in to our investor relations line, and we will be sending out information to all the financial advisors letting them know how to go about doing that. So yes, and if you’re not getting the information that you think you need please call us.

Barry:

So with that, I will, I want to make one more quick announcement here, and we are going to have a replay of this webcast for anyone who wants to listen to it and please, all of you, what we would like you to ask your clients to listen to the webcast for the obvious reason, and all the slides are going to be posted as well. So they can listen to the complete webcast, verbiage and slides. And with that, I’m going to thank everybody for listening in today and I’ll turn it over to John for a concluding remark.

John:

Thanks Barry. And again, you know, from our perspective, we really appreciate the time to be able to talk, you know, with the Inland stockholders and we’re extremely excited for this transaction to occur and we really, really believe that this is two great companies coming together to make an even better company and we really appreciate all the help we’ve gotten from Inland Diversified and we look forward to a successful combination. Thank you.